LEVENTIS INVESTMENTS LLC
                                  22 COUNTRY RD
                              MAMARONECK, NY 10543
                          E-MAIL: GENELEVENTIS@AOL.COM
                                TEL: 914-575-9058
                             FAX TO: (270)-818-3515


                       NON-EXCLUSIVE BUYER'S FEE AGREEMENT




ENGAGEMENT

     This is to confirm that if and when THINKPATH INC. a Canadian company with its main office in Brampton, Ontario, the company and/or principal and/or any related entity or other investor introduced by the company to the transaction ("the Company"), shall close a sale or merger in whole or in part, or a recapitalization, management buyout or any other business transaction in the US or Canada ("Transaction") with any seller, individual, entity or representative of same ("Seller") introduced to the Company by or through LEVENTIS INVESTMENTS LLC, ("LEVENTIS"), then the Company shall pay LEVENTIS a finder's fee, in full, on closing, in accordance with the following schedule:

5% of $        1. to         $  3,000,000
Plus  4% of $  3,000,001  to $  6,000,000
Plus  3% of $  6,000,001  to $  9,000,000
Plus  2% of $  9,000,001  to $12,000,000
Plus  1% of any amount over  $12,000,000

     Notwithstanding the above, if the transaction is less than $5,000,000, then 10% finder's fee applies to the first million dollars in the above formula with the balance as per schedule.

     All fees are in US dollars. In any event, if there is a transaction, the fee shall not be less than $100,000. If there is no transaction, there is no fee. This non-exclusive Agreement is for one year from the date below after which the Agreement will continue unless cancelled by one month's written notice.

FINDER'S FEE BASED ON TOTAL CONSIDERATION

     The Company as defined above is responsible for paying the finder's fee on closing, to LEVENTIS, based on the total of all of the consideration involved in the Transaction's financial package, whether such consideration is paid on closing or deferred. Up to 25% of the fee will be paid in the Company's stock, the rest in cash on closing.

     The consideration includes, but is not limited to, a) payments to Seller for assets and/or capital stock; b) sale or rental of business real estate owned by the Seller; c) current assets retained by or distributed to Seller; d) liabilities assumed by the Company whether as part of an asset sale or transferred as part of a stock sale; e) non-compete and consulting agreements;
f) loans to the Seller by the Company; g) forgiveness of loans to Seller; h) other compensation or consideration to the Seller, in any form.
Fees due LEVENTIS for any contingent consideration will be due when such consideration can be calculated.

INDEPENDENT INTERMEDIARY

        It is also understood that LEVENTIS operates as an independent business transaction intermediary, is not an agent of the Company, Seller, or any other party, and is not a fiduciary. LEVENTIS 's sole responsibility under this Agreement shall be to act as a finder, i.e., to introduce businesses and business opportunities to the Company.

CONFIDENTIALITY
     The Company agrees to keep confidential and not disclose to any other investor or to any other third party the identity of the Seller and/or the fact that the Seller is presently an acquisition opportunity, without written authorization from LEVENTIS.

     The Company agrees to keep strictly confidential any general, market, competitive or financial information which it may receive in the course of its Transaction with LEVENTIS, the Seller or other entity except for that which is in the public domain or previously known to the Company, and LEVENTIS agrees for a period of two years not to disclose any such information received from the Company, except to Seller and/or its advisors and other participating entities and their agents.

COOPERATION

     The Company agrees that a) it will consult its own professionals for legal, tax, accounting, business and financial advice, including the determination together with the Seller, as to whether or not the Transaction will be an asset sale, a stock sale, or other business transaction; b) it will hold LEVENTIS harmless and secure, and defend it in any legal proceeding resulting from the Company's own activities; c) it will conduct its own investigations without relying on the statements or omissions of LEVENTIS ; d) it will cooperate with LEVENTIS and will provide all transaction documents to LEVENTIS prior to closing; and e) it will also provide to LEVENTIS post closing information related to contingent payments provided for in the transaction documents, including but not limited to earn out payments or bonuses, at the time such post closing payments are made.

FURTHER UNDERSTANDINGS

     Expiration or cancellation of this Agreement shall not affect LEVENTIS 's right to a finder's fee based on any Transaction covered hereunder, or initiated during the term of this Agreement, provided that any such covered transaction takes place within three years of the expiration of this Agreement, unless conversations between the Company and Seller, or other participating entities, are ongoing, in which case LEVENTIS shall continue to be protected.

     This Agreement shall be governed by the laws of and adjudicated in New York State without regard to laws pertaining to choice or conflict of laws of said state, and it is further agreed that this Agreement is not subject to the doctrine of construction of ambiguity against the drafter. It shall be binding upon the parties and their representatives, executors, successors or assignees. Signed facsimile copies of this agreement are binding. The Company will be responsible for reasonable legal fees and costs incurred by LEVENTIS in obtaining any finder's fee due hereunder. Parties agree that LEVENTIS has made no representations or warranties not contained in this Agreement. This Agreement represents the entire Agreement between the parties and cannot be modified unless done so in writing and agreed to by the parties.

THINKPATH INC.  OFFICER                          Dated: ______________, 20_____
AND/OR PRINCIPAL: X
                  -------------------------------
                     (Authorized Signature)             LEVENTIS INVESTMENT LLC


Print Name:  X                                       By:
             ------------------------------------    ---------------------------
                    (And Title if Officer)           Eugene LEVENTIS, President